Exhibit 99.1

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EDITED TRANSCRIPT

MXL - MaxLinear Inc to Acquire Exar Corp

EVENT DATE/TIME: MARCH 29, 2017 / 12:30PM GMT

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MARCH 29, 2017 / 12:30PM GMT, MXL - MaxLinear Inc to Acquire Exar Corp

CORPORATE PARTICIPANTS

Adam C. Spice MaxLinear, Inc. - CFO and VP

Gideon Massey

James Lougheed Exar Corporation - SVP of World-Wide Sales and Marketing

Kishore Seendripu MaxLinear, Inc. - Co-Founder, Chairman, CEO and President

Ryan A. Benton Exar Corporation - CEO and Director

CONFERENCE CALL PARTICIPANTS

Anil K. Doradla William Blair & Company L.L.C., Research Division - Analyst

Brian Matthew Alger Roth Capital Partners, LLC, Research Division - Head of Technology Research and Senior Research Analyst

Christopher Adam Jackson Rolland Susquehanna Financial Group, LLLP, Research Division - Senior Analyst

Gary Wade Mobley The Benchmark Company, LLC, Research Division - Research Analyst

Jonathan E. Tanwanteng CJS Securities, Inc. - Research Analyst

Karl Fredrick Ackerman Cowen and Company, LLC, Research Division - VP

N. Quinn Bolton Needham & Company, LLC, Research Division - Senior Analyst of Communication ICs and Consumer Semiconductors

Ross Clark Seymore Deutsche Bank AG, Research Division - MD

Tore Svanberg Stifel, Nicolaus & Company, Incorporated, Research Division - MD

PRESENTATION

Operator

Greetings, and welcome to the MaxLinear Exar joint conference call. (Operator Instructions) As a reminder, this conference is been recorded. It is now my pleasure to introduce your host, Mr. Gideon Massey, Investor Relations specialist. Thank you. You may begin.

Gideon Massey

Thank you, and good morning to all of you who have joined us for today’s conference call to discuss MaxLinear’s announced pending acquisition of Exar. A press release issued before the open of the market today and supplemental presentation slides detailing the transaction are available in the Investor section of both companies website at www.maxlinear.com and www.exar.com. Today’s call will include remarks by Dr. Kishore Seendripu, Chief Executive Officer of MaxLinear; Adam Spice, Chief Financial Officer of MaxLinear; Ryan Benton, Chief Executive Officer of Exar; and James Lockheed, Senior Vice President of Worldwide Sales and Marketing of Exar. We will open the floor for a question-and-answer session following the prepared remarks.

This conference call, the Associated Press release and the presentations made available today contain forward-looking statements within the meaning of the safe harbor provisions of Federal Securities Laws, including without limitation, statements with respect to the anticipated timing of the proposed transactions between MaxLinear and Exar. The anticipated effects of the proposed tender offer and merger on MaxLinear and Exar, the prospects for the combined company, including without limitation, expectations with respect to MaxLinear’s addressable markets, opportunities within those markets and the ability of the combined company after the merger to serve those markets, the growth strategies of MaxLinear generally and expectations with respect to the impact of the acquisition of MaxLinear’s growth strategies, expectations with respect to the products and customers of the combined company after the proposed tender offer and merger, strategic and financial synergies anticipated to be realized from the proposed tender offer, and merger and expectations for operating results of MaxLinear and Exar for their quarters ended March 31, 2017, and April 2, 2017, respectively. These statements are based on MaxLinear and Exar’s respective management current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

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MARCH 29, 2017 / 12:30PM GMT, MXL - MaxLinear Inc to Acquire Exar Corp

Forward-looking statements may contain words such as will be, will, expected, anticipate, continue or similar expressions and include the that underlies such statements. The following factors among others could cause actual results to differ materially from those described in the forward-looking statements; failure of the Exar’s shareholder to tender their shares in connection with the tender offer value to receive required regulatory approvals; the challenges and costs of closing integrating restructuring and achieving anticipated synergies, particularly in light of differences in the businesses and operations of the 2 companies; the ability to retain key employees, customers and suppliers and other factors affecting the business, operating results and financial conditions of either MaxLinear or Exar, including those set forth in the most recent annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K filed by MaxLinear and Exar, as applicable, within the Securities and Exchange Commission. All forward-looking statements are based on the estimates, projections and assumptions of MaxLinear or Exar management as applicable as of the date hereof, and MaxLinear and Exar are under no obligation and expressly disclaim any such obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In connection with the proposed merger, MaxLinear and its acquisition subsidiary will commence a tender offer, and file a tender offer statement on schedule TO with the SEC, and Exar will file a solicitation recommendation statement on schedule 14D-9 with the SEC.

Exar’s stockholders and other investors are urged to read the offered material, including the offer to purchase related letter of transmittal and certain other documents, and the solicitation recommendation statement, including all amendments to those materials. Such documents will contain important information which should be read carefully before any decision is made with respect to the tender offer. The tender offer statement and the solicitation recommendation statement will be available without charge at the SEC’s website at www.sec.gov. Free copies of those materials and certain other offering documents will be sent to Exar shareholders by the information agent for the offer. These documents may also be obtained for free by contacting MaxLinear Investor Relations at investors.maxlinear.com, by e-mail at ir@nmaxlinear.com or by telephone at (760)517-1112 or by contacting Exar Investor Relations at www.investorrelations@exar.com or by telephone at (510)668-7201. The contents of the websites referenced above are not deemed to be incorporated by reference into the offer documents.

During this conference call, we discuss certain non-GAAP financial measures, which MaxLinear management believes are useful to investors and others in evaluating business combinations. Further detail and reconciliations between the non-GAAP financial measures and the GAAP financial measures are available in the appendix to the presentation available at MaxLinear’s website.

With that, I’d like to turn the call over to Kishore Seendripu, MaxLinear’s CEO.

Kishore Seendripu - MaxLinear, Inc. - Co-Founder, Chairman, CEO and President

Good morning, everyone, and thank you all for joining us today. As Gideon mentioned, we have posted an investor presentation on both MaxLinear’s and Exar’s websites to help guide us through this call. Today, we will provide you the details related to our acquisition of Exar, and highlight the strategic and financial rationale underpinning this acquisition. We will begin on Slide 3.

We are very excited to have signed a definitive agreement to acquire Exar. We believe that our acquisition of Exar represents a transformative event for MaxLinear. Strategically, this acquisition will not only enable us to better serve our customers, but also more than doubles our served addressable market. Financially, it significantly increase our revenue scale, and is immediately accretive to free cash flow and non-GAAP earnings. Exar is a diverse portfolio of high-performance analog and mixed-signal products, constituting power management and interface technologies, which are ubiquitous functions in wireless and wireline communications infrastructure, broadband access, industrial, enterprise network and automotive. Exar also has a strong global sales organization, with extensive distribution-based sales channel relationships. These has resulted in a highly diversified Tier 1 global customer base, addressing several large high-value end markets. Also, we believe this acquisition has been aligned with MaxLinear’s ambition of becoming a world leader in broad-based CMOS RF, analog and mixed-signal platform solutions. Importantly, this acquisition significantly furthers MaxLinear’s stated goal of increased revenue scale, diversification of revenues by end customers and addressable markets, and expansion of our analog and mixed-signal footprint on existing Tier 1 customer platforms in broadband, wireless and fiber data center infrastructure markets. We are extremely confident that, both financially and strategically, the acquisition of Exar will prove to be a very compelling transaction, and should create significant value for our shareholders, customers and employees.

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MARCH 29, 2017 / 12:30PM GMT, MXL - MaxLinear Inc to Acquire Exar Corp

Turning to Slide 4. Our businesses are highly complementary with respect to technology capabilities, product offerings, end markets, customers and sales channels. With respect to products, Exar has a diverse portfolio of high-performance analog technology and IP in the critical areas of power management and interface products. As I mentioned earlier, power management and interface products are ubiquitously present in all of MaxLinear’s existing platforms. With Exar, we will be able to meaningfully expand our analog footprint on these platforms. Also, in the future, by combining Exar’s high-performance analog technology capabilities with MaxLinear’s core competencies in CMOS-based RF mixed-signal DSP integration, we will be able to integrate into a single-chip all the analog RF and mixed signal functions that are needed on customer platforms. This will enable to deliver the lowest power, highest performance and lowest system cost platform solutions for our customers. It will also enable us to deliver a more complete and competitive solutions with higher levels of analog functionality, complementing our RF CMOS mixed signal and DSP-based digital transceiver SoCs. The resulting increase in our ASP content in each of our customer platforms should drive future revenue growth.

From an end market perspective, Exar also provides MaxLinear with an immediate and established presence in several diverse high-value end markets that we do not currently address, such as industrial enterprise servers, storage networks and automotive. Additionally, Exar and MaxLinear address substantial distinct and non-overlapping customer bases. This will enable revenue expansion opportunities to cross-selling of our complementary products by leveraging Exar and MaxLinear’s respective channel strength. As I will explain in greater detail shortly, we believe there are significant opportunities to sell MaxLinear’s existing solutions, including both integrated ICs, and the future commercialization of high-performance standalone IPs in Exar’s our strong and established distribution channel.

Finally, Exar’s established presence in Silicon Valley will better enable us to attract and scale talent, improve customer support and enhance our technology competitiveness. In a nutshell, the complementary nature of this merger creates a significantly expanded served addressable market, increases our revenue scale to approximately $500 million in pro forma 2016 combined revenues, and is immediately accretive to non-GAAP EPS and free cash flow generation. Before I delve into more details later in the presentation, let me turn the call over to Adam Spice, our CFO, to walk through the pro forma financial highlights in greater detail.

Adam C. Spice - MaxLinear, Inc. - CFO and VP

Great. Thank you, Kishore. Turning to Slide 5. We intend to acquire Exar for $13 per share in an all-cash tender offer and merger, which represents a 22% premium to Exar’s most recent closing price on March 28, 2017. On an aggregate basis, the equity value of this transaction is roughly $700 million. Net of Exar’s substantial cash balance, this transaction represents an enterprise value of approximately $472 million. As a combined company, we expect to realize annualized run rate synergies of $15 million in OpEx rationalization and COGS improvements within 12 months after closing. We also expect the transaction to close within calendar year of Q2 2017, subject to customer closing additions and regulatory approvals.

Turning to Slide 6. Based on calendar year 2016 results and inclusive of the benefit of $15 million in expected synergies, our combined scale will result in a roughly $500 million revenue company, with strong non-GAAP gross margins of 61% and EBITDA margins of 33%. We believe this acquisition is consistent with our previously stated revenue growth rate, gross margins, and profitability targets, as we realize substantial benefits of our combined organizations.

Turning to Slide 7. Based on consensus of street estimates, Exar revenue is expected to grow by approximately 16% in calendar year 2017. This is in line with MaxLinear’s long-term revenue growth target. Exar has several large key design wins across its power management and interface businesses at leading Tier 1 customers that are expected to ramp in calendar year 2017, specifically, power devices and storage compression interface products at major tier 1 enterprise customers, and force touch center interface products at a major smartphone OEM.

Our projections of achieving a $15 million run rate in annualized synergies in the first 12 months after closing are expected to be realized across COGS, R&D, sales and marketing and G&A functions. Additionally, we expect to utilize Exar’s federal net operating losses of approximately $250 million as of December 31, 2016, to offset our future tax obligations, subject to further diligence in the constraints of Section 382 limitations.

Turning to Slide #8. We expect to — we intend to finance this acquisition, using a combination of debt and existing onshore U.S. cash balances of MaxLinear and Exar. With regards to the debt, we have secured $425 million in committed Term Loan B financing from JPMorgan and Deutsche Bank. On a trailing 12 month basis, our total gross financial leverage will be 2.6x pro forma EBITDA of the combined companies, which includes the benefit of $15 million in expected synergies. On a net leverage basis, the implied leverage multiple is 2.1x. We are committed to deleveraging quickly by aggressively paying down our debt by utilizing our strong standalone free cash flow generation, which we expect to be further enhanced by this acquisition.

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MARCH 29, 2017 / 12:30PM GMT, MXL - MaxLinear Inc to Acquire Exar Corp

Slide #9 provides a summary of Exar’s calendar year 2016 revenues of $107 million, which are highly diversified with industrial and infrastructure, contributing approximately 87% of overall revenue. MaxLinear does not currently address these end markets, and prior to this transaction, did not have unnecessary sales and distribution channels to expand these markets organically. Exar gives us an immediate and significant presence in these large high-value end markets. We are excited about the complementary nature of our end markets, customers and sales channels.

On Slide 10 and 11, you can also see the beneficial impact of the acquisition to our pro forma combined revenue in terms of scale and diversification by geography and sales channel. Exar will represent approximately 22% of the combined companies’ revenues. In short, we see this transaction as financially and strategically very compelling in its ability to create shareholder value. Kishore will get into this in more detail later, but let me pause here and turn the call over to Ryan Benton, CEO of Exar.

Ryan A. Benton - Exar Corporation - CEO and Director

Thanks, Adam, and good morning, everyone. I’m pleased to announce that we’re merging, which MaxLinear has an established track record of engineering and operational excellence. Today’s announcement is first and foremost a strong validation of the hard work and outstanding achievements of Exar’s talented employees, and of the support we have received from our leading customers. As Adam mentioned earlier, each Exar shareholder will receive $13 in cash value for each share of Exar common stock held at the time of closing. Based on my extensive interactions with Kishore and his staff, I am confident that Exar’s customers and employees will benefit significantly from the enhanced R&D scale, technology breadth, end market leadership of the combined organization.

MaxLinear’s commitment to and its proven track record of providing its customers with innovative and differentiated high-performance analog RF and mixed-signal technology will present exciting new opportunities for our employees, customers and supply chain alike. Once again, before turning the call over to Kishore, I would like to reiterate my deepest appreciation to the talented team of Exar for their exceptional contributions and accomplishments that have made Exar a leader across a range of high-performance analog technologies. My team and I look forward to working with MaxLinear’s team towards the successful integration of our companies.

Now let me hand the call back over to Kishore.

Kishore Seendripu - MaxLinear, Inc. - Co-Founder, Chairman, CEO and President

Thanks, Ryan. Turning to Slide 12, you can see that this is a strong high-performance analog business that is highly diversified. It encompasses a broad range of high-performance analog products, serving a range of Tier 1 end customers and high-value end markets.

First, starting with Exar’s interface business. This business is Exar’s largest, and represent 59% of calendar year ’16 sales. In the integrateds category, Exar’s long been recognized as a leading supplier of UARTs I/O interface bridge products and serial multi-protocol transceivers. More recently, Exar has pioneered force touch sense interface technology. Exar’s force sense touch interface product has commenced shipping in a Tier 1 android smart phone makers flagship product. This technology has a potential to replace existing mechanical button interfaces in the industrial, automotive, smart appliance and access control markets. It presents an exciting new growth area for the combined company.

Over the last few years, Exar has developed a rapidly growing power management business consisting of a broad portfolio of highly efficient power ICs and power module solutions. Currently, the power management business represents 23% of calendar year 2016 revenues. We expect this business to be on a strong growth trajectory as major tier 1s server design wins ramp in the second half of 2017. These design wins will secure in the face of stiff competition of larger analog peers, and validate both the momentum and strength in Exar’s high-performance analog power business.

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MARCH 29, 2017 / 12:30PM GMT, MXL - MaxLinear Inc to Acquire Exar Corp

Power and high-speed I/O interfaces and bridges are fundamental to and are ubiquitously present in all digital media, data communications, enterprise, industrial and network infrastructure product platforms. Both power management and interface technologies will remain key focus areas of R&D investment and future revenue growth for the combined company. We expect to further augment Exar’s strong capabilities in product design, process development, advanced packaging and systems expertise with MaxLinear’s core competencies in CMOS analog RF and mixed-signal integration.

On Slide 13, Exar’s key customers are shown along the sides of the addressed end markets. Exar’s strong analog and mixed signal interface and power product lines and its large attractive end markets consisting of high-value industrial enterprise infrastructure, audio/video and automotive markets. Its tailwind customers in its large end markets represent high-valued target platform opportunities for expanding Exar’s product footprint by monetizing MaxLinear’s substantial RF mixed signal digital SoC IP end products. In short, these customers provide MaxLinear a significant cross-selling opportunities.

Slide 14 shows the complementary and non-overlapping customer bases of MaxLinear and Exar. Together, we will be able to address an expanded Tier 1 customer base with increased platform BOM content, Echo’s high-value applications and end markets.

On Slide 15, you can see how our combined technology capabilities address a broad swad of high-value applications and end markets. In these markets and applications, highly innovative and integrated solutions, along with R&D scale are critical differentiators, as customers carefully select their long-term innovation partners. The acquisition of Exar immediately creates a meaningful footprint in industrial enterprise network yield storage and automotive markets.

On Slide 16, owing to the merger with Exar, our 2020 addressable market immediately doubles in size to approximately $9 billion. The increase in served addressable market also reflects the incremental served addressable market expansion derived from numerous cross-selling opportunities. These cross-selling opportunities are quite substantial, and are summarized on the right side of the page.

On Slide 17 to 19, I will show some illustrated examples of cross selling opportunities and platform content expansion on both Exar’s and MaxLinear’s existing customer platforms. Slide 17 shows a representation of MaxLinear’s broadband cable data and satellite video gateway platform. The red box represents MaxLinear current products on this type of platform. The incremental content will be able to deliver by leveraging Exar’s product portfolio, is shown in dark blue. For example, in 2016, MaxLinear products shipped in approximately 30 million broadband-operated cable modems and gateways. Potential near-term available power interface design win opportunities on our cable platforms alone represents at least an incremental $50 million in annual revenue. In the longer run, across all of our broadband, cable and satellite customer platforms, we should be able to unlock a total incremental served addressable market of $400 million. Similar cross-selling opportunities for Exar’s products on MaxLinear’s wireless access and backhaul infrastructure platforms are shown on Slide 18 and 19. In this case, an incremental analog served addressable market of nearly $300 million, consisting of power management interface products, is unlocked by this merger.

Slide 20 shows an interesting example of Exar’s data center platform. Here, we all have the complementary product offerings, specifically MaxLinear’s optical fi investments, addressing 400 gigabits per second band port data center interconnects, coexist with Exar’s interface and power management products on the same platform. This greatly enhances our competitive positioning. The SAM opportunity for our combined companies on data center platforms is quite substantial, and is nearly $1.5 billion.

As I had mentioned earlier, across several large end markets, high-performance analog functionalities consisting of power management interface and timing are both ubiquitous and complementary to the signal power functionality in all communications and infrastructure platform. As many of you know, our stated long-term strategic goal is to get single destination, full platform content supplier of all RF, analog and mixed-signal functionality and on the main digital baseband processors. Exar allows us to further this strategy with the acquisition of power managements and interface capabilities.

We also believe we can derive significant benefit from Exar’s strong distribution channel relationships from monetizing MaxLinear’s leading CMOS mixed-signal technology IP cores that are currently embedded into our SOC solutions. For example, on Slide 21, we can monetize the value of MaxLinear’s leading data converted technology IP, configured as discrete standalone products to unlock opportunities that we currently do not target in industrial test and measurement, aerospace and defense, medical and other applications. The $200 billion [ph] served addressable markets shown on this page for the data converter applications would be in addition to the $9 billion in SAM that I described earlier.

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MARCH 29, 2017 / 12:30PM GMT, MXL - MaxLinear Inc to Acquire Exar Corp

Let me now take a moment to review our track record overarching vision and growth strategy. On Slide 22, you will see that MaxLinear’s grown very rapidly since its IPO in 2010. This is the first time we have ever shared our organic revenue growth related to all our overall revenue. Since 2011, our underlying organic revenue growth has been very robust with the compounded annual growth rate of 26%. We have also successfully augmented a strong organic growth with a proven track record of executing on a disciplined acquisition process. Over the years, a meaningful portion of our overall revenue growth at an industry-leading 5-year compounded annual growth rate of 40% is attributable to our success on the M&A front as well. We have acquired key technologies that are not only complementary to our organic R&D initiatives, but also enhance our below material content on existing Tier 1 customer platforms. Throughout, we have also demonstrated significant earnings-per-share growth on a non-GAAP basis and increased free cash flow generation. Our successful M&A track record is a testament to our careful and thoughtful approach to the integration of our acquisitions. However, underpinning each acquisition has always been the overarching strategic goal of acceleration of our organic served addressable market expansion and diversification roadmap. Therefore, we not only revitalized the product roadmap of our acquisitions by focusing on high-value end markets, but also made the tough choices and driving operating expense synergies to increase profitability, but ensuring future growth. So here too, we are focused on securing the same successful outcome with the acquisition of Exar.

We view the acquisition of Exar as a continuation of a long-term strategy of entering new and large high-value end markets, and relentlessly executing towards attaining market leadership position. We had evolved from our now-distant origins as a retail-oriented terrestrial TV tuner company into a leader in broadband-operated access and connectivity markets, and an emerging disruptive force in data center on wireless infrastructure markets. We believe the acquisition of Exar not only expands our addressable market to the high-value industrial enterprises segment, but it also significantly advances our vision of becoming a one-stop shop or high-performance analog mixed-signal and RF content to better address the evolving needs of our customers. In summary, we are very excited about the prospect of Exar and MaxLinear’s complementary strengths, merging into a single organization.

Before concluding my presentation, a few comments on MaxLinear’s stand-alone business. Firstly, I would like to reiterate our revenue guidance for Q1 2017 of $86 million to $20 million — to $90 million range. Our stand-alone execution of MaxLinear’s organic roadmap in broadband access and connectivity, wireless access and backhaul, and high-speed fiber network infrastructure continues to be extremely strong. We have several new strong product cycles ramping to production in our broadband infrastructure market that promise to drive growth in the near to long term. The acquisition of Exar growth validates our continued success, and also represents significant progress towards our goal of becoming the leading analog mixed-signal RF platform in the industry.

Finally, I would also like to take this opportunity to thank Ryan, CEO of Exar, and look forward to welcoming Exar’s talented team into the MaxLinear fold. This concludes our prepared remarks. We will now open the call for your questions. Operator?

QUESTION AND ANSWER

Operator

(Operator Instructions) Our first question is coming from Tore Svanberg of Stifel.

Tore Svanberg - Stifel, Nicolaus & Company, Incorporated, Research Division - MD

A few questions, actually, and congratulations on the deal. First of all, when it comes to the power management portfolio, Kishore, I think when it comes to the interface portfolio, I think it makes a lot of sense how you can cross-sell that. But when it comes to power, it tends to be a little bit more specific. So can you maybe give us some examples on how you can leverage Exar’s power management technology outside of the server opportunity that they have right now?

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MARCH 29, 2017 / 12:30PM GMT, MXL - MaxLinear Inc to Acquire Exar Corp

Kishore Seendripu - MaxLinear, Inc. - Co-Founder, Chairman, CEO and President

Thank you, Tore. I would like to do that. If you go back to Slide 17, here’s an example of our MaxLinear cable data gateway platform. And you will see that it’s a — we have a significant position on this platform with our full-spectrum catheter receivers, programmable game, power amplifiers for the uplink, the connectivity portfolio with MoCA, and soon to be closed G.hn acquisition from Marvell. So if you look at the various products here, the serial transceivers, you have audio amplifier line drivers, and quite significant amount of power management content on the platform. What is not known to many people is that in the MaxLinear mixed-signal chip, we actually, today, integrate all the control functions for the power management in our — integrated in our chip. But the real power functions or regulation on the board are implemented on the data gateway platform using other suppliers. One of our Tier 2 customers, Exar, actually is a design win for a commercial implementation of a data gateway system. And so given our huge presence on the data gateway platform, be it in areas or other customers, we should be able to readily move this particular portfolio of product into this large volume market and really expand the SAM. If you look at the slide, you can see that the data gateway platform alone, about 30 million units we shipped today is about $50 million — immediately realizable renewable revenue, where we expanded to all the cable platform and satellite gateways. It’s a substantial sum of $400 million. So actually, Exar have certain products that are already customized for the cable gateway platforms, but today, they are really addressing pretty lower volume Tier 2 customers we happen to have an overlap with. So this is such an example. I’m happy to walk you to other examples as well, but I hope this suffices for your needs.

Tore Svanberg - Stifel, Nicolaus & Company, Incorporated, Research Division - MD

Yes, no, that’s very helpful. Then my second question is on the growth of the business. So I know, in the past, you talked about the broadband operator business maybe growing longer-term in excess of 10%. I think you talked about the infrastructure maybe growing 30%-plus. If we look at this high-performance analog business that’s now 22%, what would be your sort of long-term growth target for that bucket?

Kishore Seendripu - MaxLinear, Inc. - Co-Founder, Chairman, CEO and President

Actually, it is a very good question. If you really look at the Exar product portfolio of interface and power management, power management has been a driving force of the growth for the last year or so. In fact, the design wins at Tier 1 platforms and the increasing focus of Exar to customized responsive solutions, as they called it, for power management at point of lower regulation, it promises to really grow even stronger. In fact, at this point, some major Tier 1 server platforms are ramping right now. So from my perspective, on our broadband-operated platform, adding a power management functionality is substantially — will substantially increase our footprint, and it should be really beneficial to the growth rate of our operator platform. If you really look at Exar’s overall growth rates, and really driven by power management, they’re quite in line with the long-term growth rates of about — we target about 15% to 20%. But as such, the power management itself is growing faster at Exar. So I really believe that this should not, in any way, hamper our growth rates. If anything, it really gives a much more competitive substantial, complete footprint on our data gateway platforms.

Tore Svanberg - Stifel, Nicolaus & Company, Incorporated, Research Division - MD

And just one last question for Adam. Adam, could you give us sort of a range of free cash flow generation after 12 months? I don’t know if that’s a number that you could share with us at this point.

Adam C. Spice - MaxLinear, Inc. - CFO and VP

Hey, Tore, yes, we’re not in a position right now to share those future cash flow numbers. I think that when you look at the pro forma numbers that we provided for calendar year ’16, and I think you could look at — kind of what the consensus numbers are for both companies for 2017 and for those that are published, the 2018 number combined with the synergy targets that we provided, I think you can get to a number pretty quickly that shows us to be a pretty accretive deal. As Kishore mentioned earlier, it will be immediately accretive to non-GAAP into our free cash flows in the second half of 2017, and that becomes even more meaningful in 2018 as we worked our way into the full synergy run rates. So I think the math is fairly — is pretty compelling. I think, again, you’ll see this to be a pretty meaningfully accretive acquisition for us in combination of all the strategic merits that Kishore talked about earlier. So we’re very excited about this transaction.

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MARCH 29, 2017 / 12:30PM GMT, MXL - MaxLinear Inc to Acquire Exar Corp

Kishore Seendripu - MaxLinear, Inc. - Co-Founder, Chairman, CEO and President

And that’s the other important part of the free cash flow generation is that, obviously, this is the first time we have taken debt to do, to fund — to acquire cash to fund the deal. But the free cash flow generation should really allow us to quickly pay down the debt and delever pretty rapidly, and we are very conservative as a company. We have a disciplined process, so we take this pretty seriously.

Operator

Our next question is coming from Ross Seymore of Deutsche Bank.

Ross Clark Seymore - Deutsche Bank AG, Research Division - MD

Kishore, one for you. I realized the diversification benefits that the company can bring and the potential synergies down the road with the power management side and interface, et cetera, but the go-to-market seems to be very, very different between those 2. Can you just talk a little bit about how — when you go directly to OEMs, and they come through disti, is — are the products that Exar is providing really a decision that those end customers make through the disti channel or do they go to Exar as well? Because I would think if they go to the disti channel, it will take a little bit longer for you to bring this synergistic value to this equation.

Kishore Seendripu - MaxLinear, Inc. - Co-Founder, Chairman, CEO and President

A very good question, Ross. Actually, we are really delighted with the complementary nature of our sales channels. And more importantly, Exar, over the period, over the last 1.5 years or 2, have been trying to become a more platform-oriented company at the Tier 1 server storage and infrastructure markets. So for us, coincidently, these are the market that are overlapping very strongly, so we will actually accelerate the process of direct sales because we have a significant way of interacting with these customers, defining products on the platform that are really customized, and more importantly, we can bring integration to play in the larger sense of those products. So we’ll become a very, what I call a definitively impactful platform solution on the mixed-signal side on those platforms. So Exar — actually, even though Exar’s customer base is about 10,000 or more directly or indirectly, there are about 25% to maybe a growing 30% of the revenues coming from direct platform solutions. And more importantly, they have an expansive sales organization there, where they directly touch 3,000 customers. But if you really — sorry, about 600 customers they directly touch. And so if you really split them into 2 pieces, this is what I call the generic product sales and maybe 50% of the power management that goes through distributors. Some are fulfillments. Some are — depending on the tier and category of the power management products, but the remaining 50% really is through direct contact. So I really believe this is a wonderful part of it. But in all these products that they directly touch and we’re going to sell to indirect channels, their indirect sales are really hungry to selling other products, so that they have a more bundling ability against other analog vendors. And as you will notice on the platforms, I showed you also the fledgling timing business that we have been investing in, and we have other products that we can sell through this by monetizing our IP, I really think that is — works wonderfully. If you turn the slide to the customer non-overlapping customer base on Slide 14, you can see that it’s really awesome. If you really look at the blue color, you have all these really, really who’s who infrastructure industrial space, and really, I’m excited about the list of customers there and what we can do there together.

Ross Clark Seymore - Deutsche Bank AG, Research Division - MD

Great. And then just a couple for Adam, deal-related ones. The synergies, it looks like everything’s coming out of OpEx to begin with. Is there anything you mentioned that you can do some things on the COGS side, and I realized that Exar also have a target to get their gross margin up, I think, into the mid-50s. Can you just talk about what you might be able to do on the gross margin line as well?

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MARCH 29, 2017 / 12:30PM GMT, MXL - MaxLinear Inc to Acquire Exar Corp

Adam C. Spice - MaxLinear, Inc. - CFO and VP

Yes. We are — we do have some COGS elements built into the $15 million run rate synergy number. It’s a relatively small percentage of that. I think it’s around $2 million to $3 million of the total $15 million. We currently have modeled coming from the COGS line. We think there’s a lot of opportunities there. We think just the combined scale and just look at the sheer volume, I mean, MaxLinear ships a lot of units every year, as you know, and Exar also ships a lot of units as well. So there’s a lot of savings that we can realize if you think, overtime, in the supply chain. I think that when you look at other things that we — I think on the — certainly, on the other elements of OpEx, they should be pretty clear. I think the public company costs are obviously ones that come out relatively quickly. But I would say, I’d also say that this is a very different deal from the Entropic deal that we did that was — of similar scale a couple of years ago, and the fact that there’s a lot of overlap with the Entropic deal. It was very, very clear and very easy to address. This deal is much more strategic in nature, and we think there are — obviously, there’s significant synergy opportunities there. But they take a little bit longer to develop, and we think they’re more strategic in nature, and also, one of the things that we haven’t built into our numbers are any revenue synergies. And we think, as Kishore has spent quite a bit of time talking about this morning, we think that’s where really, longer term, a tremendous amount of value gets unlocked. So we think we’re going to get synergies on every line of the P&L, and I think that’s what we’re so excited about. It’s not so focused on just cost reduction or kind of the trimmings that are more obvious than some other deals. We think this has really got a lot of strategic merit to it.

Kishore Seendripu - MaxLinear, Inc. - Co-Founder, Chairman, CEO and President

I just want to give a little bit more color there, Ross. If you look at the number products in MaxLinear ships, we ship about 250 million units annually. Whereas Exar ships about 100 million to 150 million units in the quarter. If you look at all those products, they are in standard QFM style packages. So MaxLinear will benefit on the scale of that packaging procurement on our products. On the reverse side, we ship substantially in orders of magnitude in wafers than Exar ships. So clearly, the made wafer pricing on those products so we should have some leverage on the overlapping foundries that they use. So I really think there are cost benefits, but we are — we have always had the view that when you look at synergies, we always focus on the readily available OpEx ones first because the only ones we can depend on. Costs isn’t in your control, and the revenue stuff is all about the creative work we will do as a team together. So that’s what we are focused on.

Ross Clark Seymore - Deutsche Bank AG, Research Division - MD

Okay. And then I guess my last one is for Adam. Actually, 2 little aspects to it, kind of housekeeping. I know these guys have a ton of NOLs. Have you guys given any thoughts to what the tax rate might be? And then the final part, a somewhat similar question. You mentioned earlier about paying down the debt rapidly with the free cash flow, any sort of targets from that 2x net leverage you’ll be at the close of this deal to where you want to be from a debt level?

Adam C. Spice - MaxLinear, Inc. - CFO and VP

Yes. So yes, we spent quite a bit of time diligence-ing the NOLs, and we feel pretty comfortable that we’re going to be able to use all those NOLs over time, again subject to our diligence and 382 limitations. But right at this point, we’re not adjusting our long-term tax rate that we’ve been guiding people towards. I think that this — we believe this — the combined companies are going to create a lot of free cash flow. So right now, I think, we’ve been telling people to target roughly, call it, in the low 20s for our non-GAAP tax rate. And we think — still think that’s the right place to be. Do we think there could be some opportunities to bring that down even further with the benefits of NOLs? There are. But right now, I think it’d be a little bit premature to bake too much of that in to anyone’s models at this point. As far as the debt targets, as Kishore mentioned, our plan is to delever aggressively. I think our target debt would be 0. So we want to get there as soon as we can. And we are generating a lot of cash flow in this deal. We’ll just enhance that. So we plan to deleverage very, very quickly, and again, create some more dry powder for us in the future. But right now, it’s all about getting that debt as low as possible, as quickly as possible.

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MARCH 29, 2017 / 12:30PM GMT, MXL - MaxLinear Inc to Acquire Exar Corp

Operator

Our next question is coming from Anil Doradla of William Blair.

Anil K. Doradla - William Blair & Company L.L.C., Research Division - Analyst

A couple of questions. So from a business organization, given that there is, you guys talk deal with separate markets. And as Adam pointed out, it’s more of a strategic thing. From a business organization point of view, can you share with us how you plan to integrate and organize yourself, Exar business to MaxLinear?

Kishore Seendripu - MaxLinear, Inc. - Co-Founder, Chairman, CEO and President

Hey, Anil. I could comment on that. I think it’s very clean, actually. If you look at — we have — the company, we are organized centrally as an engineering technology platform. And operations is a worldwide integrated team. It’s going to be very easy to integrate the operations team under an analog portfolio product line under the operations organization. On the business side, we are organized under marketing business units across wireless infrastructure, wireline [ph] infrastructure and broadband operator. And we expect the Exar product lines to be under a category of high-performance analog. And we expect they’re in charge of their marketing and sales organization to be part of the ongoing combined team. And James Lockheed is here. And we welcome James to a this call. James, do you want to add any comment on the subject?

James Lougheed - Exar Corporation - SVP of World-Wide Sales and Marketing

No. I think that, as Kishore mentioned, we actually also — Exar has a centralized engineering organization, centralized operational organization. We are not split by business units per se as like other companies. So in that sense, organizationally, we’re actually fairly similar. So it looks like a tack on the business unit that would then work with the other business units within MaxLinear to cross-sell high-performance analog into the end markets that they dominate would be the short-term focus.

Anil K. Doradla - William Blair & Company L.L.C., Research Division - Analyst

Okay, great. And I think in one of the slides, it said 18% of sales from sensor interfaces. You talked about the mobile handset design win. I mean, if I do the math, that would be about 4% or 5% of the combined companies. I mean, historically, we’ve seen that kind of business having nice growth curves, and then falling apart very quickly. Can you comment about what kind of the business that is? And does that really jive well with your longer-term strategic focus given that you’re clearly moving towards infrastructure side?

Kishore Seendripu - MaxLinear, Inc. - Co-Founder, Chairman, CEO and President

So Anil, I’ll take the question. Clearly, the company’s focus is to really be in the high-value end markets. The 4-sense [ph] touch technology product that is actually interface technology. And there’s a Tier 1 android smartphone maker that’s just come into production, and hopefully, you’ll buy one of those phones, Anil. But moving forward, if you really look at the number, there’s a lot of traction, and there are several ways to monetize this opportunity. Obviously, consumer growth is kind of very, what I’d call, spurdy. And then you could have the other direction go against you as well. Given the diversification and scale of the business, over the year, of course, for all our customers who are designing and going into production. But longer term, really the opportunity is to move this technology really and proliferate across really industrial markets, the — your gas stations, whether mechanical buttons, your ATMs, point-of-sale terminals, automobile steerings, for example, you can have a nice clean steering. And then you also have other applications that this can really go into. So I think our focus really would be the industrial side, really to proliferate this technology. There are 2 players to this technology. There is a hardware element to it, and there’s a software element to it. And a big part of the proliferation, the technology also has a software model to it, which could really help us in our gross margins, which is another way to monetize this business. So I wouldn’t look at it as something that we should be fearful about. It’s about scale diversification. In the long term, really, this is an industrial play for us.

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MARCH 29, 2017 / 12:30PM GMT, MXL - MaxLinear Inc to Acquire Exar Corp

Adam C. Spice - MaxLinear, Inc. - CFO and VP

I’d add to that, too, Anil. If you recall, from the company’s earlier days, this company understands the handset market very well, right? There was a lot of the revenue that was coming from the handset market at the IPO. So it’s not a market that we’re unfamiliar with. But as Kishore mentioned, we’ve got much broader ambitions as far as where the technology can be applied.

Operator

Our next question is coming from Quinn Bolton of Needham & Company.

N. Quinn Bolton - Needham & Company, LLC, Research Division - Senior Analyst of Communication ICs and Consumer Semiconductors

A couple of deal-related questions and then a couple of longer-term technology questions. Just on the deal, do you guys expect to have to file for China MOFCOM as part of the close process?

Adam C. Spice - MaxLinear, Inc. - CFO and VP

We do not currently expect to have to do that.

N. Quinn Bolton - Needham & Company, LLC, Research Division - Senior Analyst of Communication ICs and Consumer Semiconductors

Okay. And then Adam, on the Term Loan B, the $425 million, what kind of interest rate would you expect because if it’s now 4% or higher, it looks like that would completely offset the at least 2016 operating income from Exar, and they’ll put you more into a neutral rather than accretive situation? So what kind of interest rates should we be thinking about on that debt?

Adam C. Spice - MaxLinear, Inc. - CFO and VP

I think if you look at the comps out there right now on the Term Loan B market, and you should expect like rates right now, for what we believe our rating will be, there’s about, let’s say, less than 4%. So the rates are really attractive right now in the Term Loan B market. It’s a hot market. We think we present a very compelling opportunity for investors in the debt market, given the fact that even post this transaction, we will not be very highly levered. We generate a lot of cash flow, and I think we’ve got a very attractive growth story as well. So I think when you do your modeling, I think you’ll find that again, if you look at the pro forma numbers and you assume those interest rates on that amount of leverage, and you look at the synergies that we’ve talked about, this gets to be material accretive deal out of the shoot and increases in 2018.

N. Quinn Bolton - Needham & Company, LLC, Research Division - Senior Analyst of Communication ICs and Consumer Semiconductors

Okay. And then just on the serve. Bigger picture, yes, the cross-selling opportunities, at least as you’re addressing that companies, like that seem to be really more bringing the Exar power management interface products into your existing broadband operator and infrastructure markets, really sort of increasing their presence on a direct sales basis. It seems that bringing any MaxLinear product into the broader distribution network that Exar has seems to be much further out in time. Is that a fair characterization?

Kishore Seendripu - MaxLinear, Inc. - Co-Founder, Chairman, CEO and President

I think officially, the real big opportunity naturally is longer-term as we start expanding our footprint on the platforms where there are foothole or sometimes at all, right? So that is absolutely correct. For example, if you look at the storage compression interface technology that’s on the storage

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MARCH 29, 2017 / 12:30PM GMT, MXL - MaxLinear Inc to Acquire Exar Corp

platform, that’s a huge opportunity, right, where you reduce the latency of access through memory. Today, a lot of people do it. There are 2 aspects to it. One is, you have the carve-outs of the world, the interims of the world. They do multi-core processors and software. Whereas that ends up becoming a high-latency solution. There are very critical application and quite a few high-latency — low latency incredibly important, especially when you are — the trend is solid-state memories, right? So that’s a great opportunity, you’re right. And that is a very mixed-signal digitally intensive technology, and we will invest in the roadmap. However, if you really look in the products where on the server platforms, new opportunities in the data center, which we’ve talked to you about. But in the — on the distribution channel, right now, we’ll be able to monetize our clocks on the wireless platforms, and then we have our own — some other products that we have to customize in the short term to be able to — like when ethernet front and so that we — in the short 12- to 18-month window, we should be able to start monetizing in the distribution channel.

Adam C. Spice - MaxLinear, Inc. - CFO and VP

I think to add to that Quinn, I think when you think about — Kishore mentioned the monetization of some of our integration integrated IP blocks. So if we’re thinking about high-performance ADC and DAC technology, that’s a — it’s — that’s a fairly straightforward exercise to basically extract those IPs and get them into a channel. (inaudible) These are very well-proven IP cores that have shipped in tens and tens of millions of units of quantities. They’re very high-performance. All of those in the best nodes as far as low-power CMOS. So I think that those are — we say, long-term, I think. We’re not talking in terms of, like, it takes 5 to 7 years to get there. These are products that if we put the right amount of resources and focus on it, these are products that should — could start to show revenue within a couple of years. It’s not many years down the road.

Kishore Seendripu - MaxLinear, Inc. - Co-Founder, Chairman, CEO and President

Yes. I just want to give some — one clarification. I think that the longer-term goal, our midterm goal, both from Exar and MaxLinear is very clear. In order to compete from the large catalog-ish analog peers, larger peers, the way we won. And this, we have proven the broadband platforms, other markets we have is really up to customizing the solutions to really large players where you really — these solutions, the lowest power, highest performance solutions. We are competing in these large analog peers, more like pharmaceutical companies. We want to be (inaudible) personal doctor for these platforms. So I really think that we have a compelling value, and we should be able to customize pretty rapidly.

N. Quinn Bolton - Needham & Company, LLC, Research Division - Senior Analyst of Communication ICs and Consumer Semiconductors

So I guess the distribution, it sounds like really what you’re sort of foreshadowing here is that you guys are going to take your IP blocks, spin off the portfolio, catalog, analog, ICs, A to D, D A type IP blocks clocks, and we’re going to see more of a catalog effort from MaxLinear over, say, the next 1 to 2 years?

Kishore Seendripu - MaxLinear, Inc. - Co-Founder, Chairman, CEO and President

Yes. I would not — I would hesitate to call ourselves a catalog company. We want a few friends but really great friends. So we’re going to really focus — less catalog-ish, more customized solutions for the major players, yes.

N. Quinn Bolton - Needham & Company, LLC, Research Division - Senior Analyst of Communication ICs and Consumer Semiconductors

Okay, great. Next, this is last question for me on the — MaxLinear had been very successful competing against much bigger companies because of your technology platform, the RF analog, your A to D and digital signal processing capabilities. As you look at the Exar power management business, is there sort of a compelling technology that they bring that differentiates Exar from the larger folks like the ADIs, the linears, the TIs in the power management business? Or these are technology that MaxLinear can bring to the Exar platform to give you an advantage similar to what you’d experience in a broadband and infrastructure markets?

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MARCH 29, 2017 / 12:30PM GMT, MXL - MaxLinear Inc to Acquire Exar Corp

Kishore Seendripu - MaxLinear, Inc. - Co-Founder, Chairman, CEO and President

Thank you, Quinn. Excellent question. I was wondering when I was going to get asked a question. So on the — so I wouldn’t call the Exar business as power management. I would call it power, power devices. And really, why they excel, it is very high efficiency point of low regulation power devices. And what does that mean? If you really look at large platforms where they consume a lot of power, your local point of low regulation, and the amount of ampere as you’re putting is really, really high, you need very high efficiency so that you will guard very low terminals. That means for larger power consumptions, you could reduce the number of devices you have to use. And you have just clearly won. They clearly demonstrated the server platform that the (inaudible) should be able to — I do not want to use their names, you named 3 of them. I really think that that’s where they won. Whenever that becomes the real point of differentiation. And with others, (inaudible) quantity, they have failed to win. So I really think that the greatest strength in power management devices is the point of low regulation, high-power devices and extremely good power efficiency. That’s where the win. And we don’t have any of that portfolio in our system. What we bring to the power devices is power management that is more or less still at level of utilization of power to really reduce the power consumption on the platforms so that in overall system management of the power, that’s where we’ll bring the integration. Getting back to what we bring — what they don’t have in ample quality that we have is an interface like Exar is a robust interface revenue, which is pretty significant. But I will be honest and say that it’s been pretty stagnant for a while. But here, with all our infrastructure investments in cable fiber node, we have actually networking chip company that interfaces a really, really high-performance ITs, like in 10 GTR and so on, so forth, and — that are being integrated today. And they will really turbocharge that entire interface channel, which is really good. And I’m really excited about the interface of the power management portfolio.

Operator

Our next question is coming from Gary Mobley of Benchmark.

Gary Wade Mobley - The Benchmark Company, LLC, Research Division - Research Analyst

I had a question about — sort of the revenue outlook for Exar post acquisition. If I look at current consensus for fiscal year ’18 for Exar, it’s about [ $133 million ]. Is there any reason to think that — is there any reason for us to lower expectations relative to that because of any end-of-life products similar to how the Entropic acquisition went?

Adam C. Spice - MaxLinear, Inc. - CFO and VP

I can take that one, Gary. So no, I mean, obviously, we’ve done our diligence on the opportunity. And this, like I said before, it’s a very, very different deal than the Entropic deal. The Entropic deal brought with it a very strategic piece of technology in the form of MoCA, which got us into a wireline networking connectivity play for the residential broadband market. And actually, it’s proven to be a very, very strategic asset for us. And we’re augmenting that now with the G.hn asset for Marvell. This — but when we did the Entropic deal, we do that there were 2 primary declining businesses which represents the majority of the revenue at the time. And things played out pretty much as we thought. A little bit different on maybe the timing, a quarter or 2 here and there. This is very different, and there’s — there aren’t any known decliners. There aren’t any kind of secular decliners in this mix. It’s — there’s — it’s a very diverse business with lots of customers. And I think that it’s a very, very different business profile than what we’ve acquired at Entropic. It’s almost like night and day from that perspective.

Gary Wade Mobley - The Benchmark Company, LLC, Research Division - Research Analyst

All right. I believe Ryan has been with Exar for just under a year. And there’s been, I guess, just characterize it best in discontinuity in senior level management at Exar for the past couple of years. How integral is existing management team in the ongoing operations of Exar? And what have you done to lock up some of the integral mid-level managers that have made Exar what they are today?

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MARCH 29, 2017 / 12:30PM GMT, MXL - MaxLinear Inc to Acquire Exar Corp

Ryan A. Benton - Exar Corporation - CEO and Director

Yes. So this is Ryan. Let me just interject. So I’ve been the CEO just under a year ago, so just short of my first year anniversary. I actually have been in the company for about 4.5 years. So I was CFO prior to the promotion. So the — over the last year, there certainly have been some changes, and they’ve been some dynamic changes. But really, it’s been a fantastic — in my opinion, a fantastic evolution in terms of the strategy. As Kishore said, we really implemented a different go-to-market strategy where we’re kind of aligning ourselves in targeting Tier 1 customers. James Lougheed who runs worldwide sales and marketing is here. It’s been really his strategy that he developed and he’s come up with and it’s has enabled him to take the market, wonderful set of products that he helped design and develop whenever he was — when in marketing organization. From the supply chain standpoint, another thing that’s changed a lot is the company over the last 18 months as we’ve migrated the supply chain from Fremont in Malaysia into China. So there was a question earlier in terms of gross margin, obviously, over the last 4 quarters at Exar. You’ve seen the gross margin continue to kind of march up. The quarter that we’re in right now, we guided 53% to 55% in terms of the gross margin, 54% at the midpoint. The high point, that was right at the target model that we’re heading towards, 55%. I would say that we you talk about synergies and COGS, but the question that didn’t get asked in terms of the, really, the backlog and the funnel of cost-reduction efforts that there are in there in the funnel. So I think we see a great quarter that we’re in now and with continued success in terms of lowering the cost number.

Kishore Seendripu - MaxLinear, Inc. - Co-Founder, Chairman, CEO and President

So I think to finish the — Gary’s — answer to Gary’s last question, what have you done to lock up the middle management and the other management, really speak — if you really think about it, there’s an exciting opportunity for us and the Exar engineering crew, they’re going to get large upscale. For us, we don’t have a Silicon Valley presence. So it’s an exciting place to be. And frankly, our profile as a fighter of a company is well-known to everybody. And we have a — I think we have earned a respect in engineering community in the analog side. I think this is really coming together, people with like-mindedness. So I think they will be excited about this, just as I’m excited right now.

Operator

Our next question is coming from Chris Rolland of Susquehanna International Group.

Unidentified Analyst

It’s David Eberly on for Chris. Congratulations on the deal. Just — you guys have been fairly acquisitive in the past. And that then it starts to seem to be part of your strategy. Can you talk about kind of any similarities between today’s deal and the deals you’ve done in the past and maybe what you learned in the past that impacted your approach to this transaction?

Adam C. Spice - MaxLinear, Inc. - CFO and VP

Yes. This is Adam. Obviously, we have been pretty acquisitive over the last couple of years. We started off our — with our first acquisition in October of 2014 with the acquisition of a company called Physpeed, a small little technology startup that was bootstrapped. And it really provided us the entry point into the fiber interconnect market, and that’s been a phenomenal deal. I think if you look at that deal, it’s delivered on every financial strategic measure or metric that we could hope for. The team has done very well within the company, and I think that really kind of embolden us to do other deals, right? So that progressed us into the Entropic acquisition, which was really a scale acquisition and really brought that MoCA technology. And that’s really — every deal that we’ve done has been very, I would say, very strategically technology-driven and very platform-focused, right? So we have not yet done what I would consider to be a financial deal. Our deals all have very heavy strategic technology merits to it. We’re still very much an engineering company. There’s a lot more electrical engineering that goes on in a company like MaxLinear than financial engineering. I think that’s a good thing at the stage of life that we’re at as a company. So if you look at — from the very small startups that we acquired in Physpeed to Entropic, which is a large-scale deal, and then the carve-outs that we announced last year in micro-semi and Broadcom for the wireless infrastructure markets, and then the G.hn, that’s from Marvell which we expect to close very shortly, I think what we can see is, we’ve got an appetite for broadening our footprint on platforms. But we do it in a very, I would say, disciplined way, both strategically and financially. And I think that this deal kind of fits all those parameters. It’s got a very, very heavy strategic element to it. It’s very platform-expansive, and brings new technology in the company

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MARCH 29, 2017 / 12:30PM GMT, MXL - MaxLinear Inc to Acquire Exar Corp

that — could we have developed it organically? It would’ve taken us decades to develop this breadth of technology. And I think this is the smart way to go about accelerating our presence on these platforms in a much bigger way. So again, I think the — you can connect the dots pretty easily for this deal versus the past deals. I think when we talk about the synergies that we’re targeting for this deal, I think people can — should have confidence in those numbers because we’ve delivered on synergy commitments in the past. Every deal is different, but we think that the kind of the management approach to how you manage integration and bringing these things into a fold, I think there’s a consistent kind of systematic approach that we do that with.

Kishore Seendripu - MaxLinear, Inc. - Co-Founder, Chairman, CEO and President

So Chris, this is Kishore. We have not met, but I think you asked about what lessons we have learned. I would say that, when we did Entropic deal, we got a lot of declining revenues there, and that was a very, very tough one for us because it was the decision, what we could afford, what we could do. And one lesson we learned that the declining revenues is a tough message to go to every day and tell the investors about it. But we did that honestly, and we’ve survived that. But here, we have Ryan and team have done a wonderful job. The deal they cleaned up IML, all of their portfolio, that’s when we really got interested right away, and we’re probably the first one to give them a call. I hope so. And so now, we’ve got this clean company that’s got growing revenues. It’s a nice, good fit. Adam was always very critical about of the — of the risk we would take with Entropic. On this one, actually, I seemed excited so that must be a good sign. So this is really a good situation. Well, we have learned from that deal, but nevertheless, if you look back the last several years, there were 3 pieces to our strategy, and nothing has changed. First is expand footprint in our existing customer platforms, and which was broadband at the time. And now, it’s infrastructure. And then expand and go to large TAM high-value markets, which we did that in the infrastructure markets. And now we did the acquisition by adding industrial into this market space. You could call power management is its own beast, but I’d like to think of our platforms. And power management is a fundamentally important platform technology, and we will get that with this one.

Christopher Adam Jackson Rolland - Susquehanna Financial Group, LLLP, Research Division - Senior Analyst

Great. And then just one follow-up for Adam. And so the deal puts you at a net-debt ratio about 2x to 2.5x. What’s kind of the comfortable upper limit to this debt ratio for you guys? And does this preclude you from doing any future deals?

Adam C. Spice - MaxLinear, Inc. - CFO and VP

So I think this deal, we’ve never had debt as a company. This is the first time we’ve undertaken debt. I would say that where we’re coming out of the shoot is certainly very comfortable for us. We don’t have any intentions of doing any incremental debt type of acquisitions, as I mentioned, debt-driven acquisitions. As I mentioned earlier, our goal is deleveraging very quickly. So that’s going to be — our rallying call is basically let’s use our free cash flow, delever very quickly, and get down to 0. So I think we’re very comfortable right now. I think if you look at all the metrics that we’ve provided in our strong cash flow generation track record, we feel very, very comfortable where we’re at today. And I can’t speak for the future other than the fact that we know we’re going to pay down debt. So that’s why we put a speed to it at this point.

Operator

Our next question is coming from Brian Alger of Roth Capital.

Brian Matthew Alger - Roth Capital Partners, LLC, Research Division - Head of Technology Research and Senior Research Analyst

A lot of questions have been asked and answered. Just a quick follow-up to make sure I think I have this here. Obviously, we’re going to have some synergies coming into play. The accretion is obvious right out of the gate, but the initial cost synergies are, it sounds like, going to be followed primarily buy bringing and expanding on Exar’s strategy through your end markets and bringing their products towards your customers and your broadband and infrastructure opportunities. And then after that, leveraging your product portfolio back through their (inaudible) channel. Is that fair to say in terms of the priorities or maybe the timing?

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MARCH 29, 2017 / 12:30PM GMT, MXL - MaxLinear Inc to Acquire Exar Corp

Kishore Seendripu - MaxLinear, Inc. - Co-Founder, Chairman, CEO and President

Brian, you’re absolutely right. What we have is control of what we know and what we are in totally command of. So we don’t — so naturally, our first buys would be assuring outcomes. So our platforms are what we know incredibly well, and that’s what we can stand by. Obviously, once we get the family over the business. And once the close is done, it takes a while, these things, to get familiar with their customers and the platforms, and there’s no reason we can’t move aggressively. But in the sequence of actions, you are absolutely right.

Operator

Our next question is coming from Timothy Arcuri of Cowen and Company.

Karl Fredrick Ackerman - Cowen and Company, LLC, Research Division - VP

This is Karl Ackerman, on for Timothy, who is on a fight right now. I just had 2 quicks ones, if I may. Of the $15 million of cost synergies, I wanted to ask about the potential for reinvestment, just given the revenue growth goals that you have, your 15% to 20% long-term. And secondarily, maybe what are some areas that you think you might actually need to increase R&D investment? And I have one quick follow-up, please.

Adam C. Spice - MaxLinear, Inc. - CFO and VP

Yes. So as far as the reinvestment, I think, yes, the synergies are going to come from a range of different places, and we’ve talked about those a little bit in detail, and we’ll spend more as we progress more towards the deal close, and certainly after the deal closed. But there’s simply going to be a remixing. I think if you look at the overall composition of the resources — I mean, you’ll find that at MaxLinear, what happens is we end up getting — the synergies that were realized in non-R&D areas get — a lot of them get reinvested back into R&D. We’re very R&D-intensive company. I think that it’s fair to say that on this deal, there’ll be more engineering resources pointed at the Exar roadmap than have been pointed there in the past. And then we’ll look at synergies are from other areas of the combined business. And they come from both sides. They really are. We will look at this holistically. We don’t look at it as kind of one specific target. We run the company as one large organization that we all share the same goals, which is driving the stock price higher and creating shareholder value. So I would say that there’s no doubt in my mind, if you look at what the R&D spending is at Exar today, it will be higher next year, right? And that’s going to be funded from other things that we find across a broader, larger company now that’s resulted from several acquisitions or multiple acquisitions. As you’ve seen over time, too, if you follow the MaxLinear’s story, you’ll find that it’s not something that necessarily happens on day 1. It’s an evolving story. We continue to kind of optimize. We have the very strong international presence. We leverage our design capabilities in lots of different locations around the globe. And we’ve got a very large design center in Bangalore, India. It’s been one of our fast-growing sites where we get a lot of tremendous amount of productivity out of. And I think that we again — we now have design centers in Israel and British Columbia and Canada. And we have design centers now with the conclusion of the Marvell G.hn acquisition in Spain. So I think we’ve got a little different levers to play with. And I think one thing that happens very quickly within the MaxLinear integration kind of model is that the engineer start working seamlessly across product lines because again, as James mentioned, as Kishore mentioned earlier, we have central engineering mindset. We have an organization that’s very, I would say, fungible with engineering resources. So they pivot from project to project. So we don’t necessarily need to — we’ve been able to grow our company without — grow the revenues without growing engineering at the same rate because we’ve been able to kind of the have those fungible resources that can work on the same projects, and I think this deal will be no different from that perspective. So again, back on the reinvestment question, absolutely. I think we’re going to invest more in the R&D on the Exar product line.

Perfct. Well-understood. And just one quick one.

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MARCH 29, 2017 / 12:30PM GMT, MXL - MaxLinear Inc to Acquire Exar Corp

Karl Fredrick Ackerman - Cowen and Company, LLC, Research Division - VP

During the conference call, you did allude to some revenue synergies over time. But should we expect the combined company being able to accelerate some of the new product ramps that Exar has talked about now, now that you can combined R&D in some of these selling resources and (inaudible)

Kishore Seendripu - MaxLinear, Inc. - Co-Founder, Chairman, CEO and President

I mean, that’s the goal. But to assume that at this stage, as just — as the company that’s just getting familiar with the personnel and the teams, we want to thread carefully. But once we have reloaded, I think we should be able to really put full throttle on the R&D express, right? So that’s the goal here.

Operator

Our last question is coming from Jonathan Tanwanteng from CJS Securities.

Jonathan E. Tanwanteng - CJS Securities, Inc. - Research Analyst

Congrats to both teams on the transaction. Ryan or James, could you just give us a quick update on some of Exar’s internal growth efforts, the HP business, the force (inaudible), the compression. Are the timing and the scale of those programs still playing out as you expected? And as the ramp gets deeper all under the MaxLinear umbrella in ’17 or in the near or medium term?

James Lougheed - Exar Corporation - SVP of World-Wide Sales and Marketing

So this is James, John. So yes, everything, essentially, is playing out exactly as we discussed on some of the last conference calls. I think the only things that I think we talked a little bit before, I believe Anil had a question around on the smartphone side, I think the strategy sounds very similar to the strategy that we’ve been taking, which is the smartphone is really an incubator of the technology. The real focus for us is in the end game is an industrial space where there’s more reliable revenue and higher margins. But we haven’t released exactly who the smartphone company is that we’re on. And like we mentioned on the last call, we’re going to let that product release itself, and we’ll let that technology stand for itself before we start talking a little bit about — more about the technology. But we are getting a lot of interest in the smartphone space because of this new type of interaction with the phone that we’ve been able to develop. On the data compression business, that remains. We’ve continued to win sockets in that space. We continue to do well. It’s been good revenue for us as well this quarter. And I think it’s an interesting opportunity. Kishore mentioned just before about his interest in that area. And we’ve also been very open that 60-nanometer, 28-nanometer designs are not really Exar’s thing. We were a components supplier in power interface. So there was always a question, obviously, as moving forward, how would we accelerate that opportunity in front of us. And I think is the answer to that. There is now a design team that is well within that capability to actually design those type of complex products that, let’s say, Exar’s design team, it wasn’t necessarily our sweet spot. So the HP project that we probably talked about, there’s probably no need for me to sort of update. Everyone can probably see where that’s at. It’s looking like a released middle year from HP, and that business will do very well for us. And we’re honored as many sockets as we’ve talked about previously. And we’ve done very well expanding in the second and third tier Taiwanese ODMs and other server customers. And that continues. Every quarter, we get on and talk. Those wins continue. So that’s been several business for us will, I think, be a significant portion of the power management business moving forward.

Jonathan E. Tanwanteng - CJS Securities, Inc. - Research Analyst

Okay, great. And one quick follow-up. Any reason why you chose on that when you have the majority of that revenue profitability ramp still ahead of you. And was the sale part of an open or soft process at all? And where there any competing bidders?

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MARCH 29, 2017 / 12:30PM GMT, MXL - MaxLinear Inc to Acquire Exar Corp

Ryan A. Benton - Exar Corporation - CEO and Director

So this is Ryan. Obviously, more information about the process will become public later. And obviously, we signed the transaction. We think it represents a compelling value to the shareholders.

Operator

At this time, I’d like to turn the floor back over to management for any additional or closing comments.

Kishore Seendripu - MaxLinear, Inc. - Co-Founder, Chairman, CEO and President

Thank you, again, for joining us today and for your questions. We remain confident in our plan to integrate our businesses and unlock tremendous value, creating opportunities for employees, customers and stakeholders, the financially stronger more competitive enterprise. With that, I would also like to thank Ryan and James for their graciousness in this process, and welcome Ryan to see to make any closing comments that he may have.

Ryan A. Benton - Exar Corporation - CEO and Director

Thanks. I would just like to say that we’re excited about the possibilities for the merger. We look forward to working towards closing the merger and its completion, and thanks to everyone for joining the call.

Kishore Seendripu - MaxLinear, Inc. - Co-Founder, Chairman, CEO and President

Thank you.

Adam C. Spice - MaxLinear, Inc. - CFO and VP

Thank you.

Operator

Ladies and gentlemen, thank for your participation. Today’s conference has concluded. You may disconnect you’re lines at this time, and have a wonderful day.

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